Exhibit 99.1

5 January 2012

BARCLAYS BANK PLC INVITATION TO PURCHASE SECURITIES FOR CASH: ANNOUNCEMENT OF FINAL RESULTS

On 5 December 2011, Barclays Bank PLC (the “Issuer”), on behalf of the Issuer and any subsidiary or associated undertaking of the Issuer (together with the Issuer, the “BGp Companies”), invited holders of certain Securities (as set out in the table below) issued by the Issuer to tender up to £2,500,000,000 of such Securities for purchase by the relevant BGp Company (the “Offers”), subject to applicable offer and distribution restrictions.

Further to such invitation and further to the announcements by the Issuer, on behalf of the BGp Companies, dated 16 December 2011 amending the indicative timetable relating to the Offers and 20 December 2011 announcing the results as at the Early Tender Deadline, the Issuer, on behalf of the BGp Companies, hereby informs holders that, as at the Expiration Deadline for the Offers (as amended, being 11.59 p.m. (New York City time) on Wednesday 4 January 2012), the aggregate principal amount of each series of Securities validly tendered after the Early Tender Deadline and before the Expiration Deadline and to be accepted for purchase is as set out in the table below, and each such holder is entitled to receive on the Final Settlement Date, being 9 January 2012, the Purchase Price plus any Accrued Interest Payment.

The Offers – Results as at the Expiration Deadline

Acceptance Priority Level	Title of Security	CUSIP Numbers	ISIN Numbers	Principal Amount Outstanding		Aggregate principal amount accepted for purchase at the Early Tender Deadline		Aggregate principal amount accepted for purchase after the Early Tender Deadline and at the Expiration Deadline		Total aggregate principal amount accepted for purchase
1	US$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes	06738CAG4	XS0155141830 / US06738CAG42	US$	1,000,000,000	US$	318,967,000	US$	20,000	US$	318,987,000

2	£500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments	—	XS0248675364		£500,000,000		£413,713,000		£4,806,000		£418,519,000

3	£400,000,000 6 per cent. Callable Perpetual Core Tier One Notes	—	XS0150052388		£400,000,000		£309,499,000		£0		£309,499,000

4	£500,000,000 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments	—	XS0305103482		£500,000,000		£403,100,000		£2,197,000		£405,297,000

5	US$1,350,000,000 5.926 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739FEY3	XS0269453139 / US06739FEY34	US$	1,350,000,000	US$	816,936,000	US$	0	US$	816,936,000

6	US$1,250,000,000 7.434 per cent. Step-up Callable Perpetual Reserve Capital Instruments	06739GAD1	XS0322792010 / US06739GAD16	US$	1,250,000,000	US$	903,035,000	US$	400,000	US$	903,435,000

The Issuer also informs holders that the relevant Purchaser of Sterling Securities validly tendered and to be accepted for purchase shall be Barclays GBP Funding LLP and the relevant Purchaser of Dollar Securities validly tendered and to be accepted for purchase shall be Barclays USD Funding LLP. Each Purchaser intends to accept all Securities validly offered for purchase, subject, inter alia, to the Holders having offered for purchase the relevant Minimum Denomination of Securities and to the Maximum Offer Amount. There will be no adjustments for acceptances on a pro-rata basis.

All Securities purchased pursuant to the Offers will not be reissued or re-sold.

The Offers have now expired and no further Securities can be tendered for purchase. The Offers remain on the terms and subject to the conditions and restrictions set out in the tender offer memorandum dated 5 December 2011 (the “Tender Offer Memorandum”). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

Tel:    +44 (0)20 7773 8990

Attention: Liability Management Group

Email: liability.management@barcap.com

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Telephone: +1 (212) 528-7581

Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: liability.management@barcap.com

The Tender Agents

In respect of the Sterling Securities

Lucid Issuer Services Limited

Leroy House

436 Essex Road

London N1 3QP

United Kingdom

Tel:	+44 (0)20 7704 0880
Fax:	+44 (0)20 7067 9098

Attention: Thomas Choquet / Yves Theis

Email: barclays@lucid-is.com

In respect of the Dollar Securities

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Banks and Brokers Call: (212) 430-3774

Toll Free Number: (866) 937-2200

Attention: Corporate Actions

Email: Info@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the relevant Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Charlie Rozes

Tel: +44 (0)20 7116 5752

Barclays Treasury

Steven Penketh

Tel: +44 (0)20 7773 0125

Media Relations

Giles Croot

Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the BGp Companies, the Dealer Manager, the Tender Agents, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Offers.